21860 Burbank Boulevard, Suite 300 South Woodland Hills, CA 91367 Tel: (818) 884-3737 www.brileyfin.com

June 19, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director

Lisa Kohl, Legal Branch Chief

Scott Anderegg, Attorney Adviser

Regarding:	B. Riley Financial, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed May 22, 2015

File No. 333-203534

Post-Effective Amendment No. 2 to Form S-1 on Form S-3

Filed May 22, 2015

File No. 333-198814

Response Dated June 3, 2015

Dear Ms. Ransom:

This letter is in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to B. Riley Financial, Inc. (the “Company”), dated June 15, 2015, with respect to the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3 (File No. 333-198814), filed by the Company on May 22, 2015 (the “Registration Statement Amendment”), and Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-203534), filed by the Company on May 22, 2015 (the “Universal Shelf”). For convenience, the text of the Staff’s comment appears below in boldface type, with the Company’s response immediately below such comment in regular type. Capitalized terms used in the Company’s response and not defined herein have the meanings ascribed to them in the Registration Statement Amendment or Universal Shelf, as applicable.

Registration Statement Amendment and Universal Shelf:

We note your response to prior comment 1. Please provide additional analysis with respect to your conclusion that Miller Group is not an affiliate. In doing so, please tell us when and how Miller Group acquired their equity interest in your company and whether there are any agreements regarding Miller Group’s equity interest in you. Please also tell us whether the company has any agreement(s) with Miller Group, regardless of the nature of such agreement(s).

Response:

As stated in the Company’s prior letter to the Staff, based upon information available to the Company, the Company has concluded that the Miller Group[1] is not an “affiliate” of the Company as that term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended. Miller Group’s ownership of voting equity in the Company is low in comparison to several other substantial stockholders and does not put Miller Group in a position to direct the business or affairs of the Company. No director, officer or employee of Miller Group currently serves or has served as a director or officer of, nor held any management position with, the Company. Moreover, Miller Group does not possess any other indicia of control that would indicate that Miller Group has the power to direct or cause the direction of the management or policies of the Company.

In response to the Staff’s comment, the Company has reviewed Miller Group’s filings with the Commission disclosing its beneficial ownership in the Company and its stockholder records. Based on this review, the Company believes that Miller Group acquired approximately 207,420 shares of Common Stock in open market transactions beginning in 2011. In addition, Miller Group acquired 2,000,000 shares of Common Stock pursuant to the securities purchase agreement (“Securities Purchase Agreement”), dated May 19, 2014 by and among the Company and the purchasers identified therein.[2] Other than pursuant to the Securities Purchase Agreement, Miller Group has not acquired its shares of Common Stock directly from the Company.

In response to the Staff’s comment, the Company has reviewed its records and determined that there are no agreements of any nature between the Company and Miller Group other than standard, non-discretionary brokerage account agreements that constituent members of Miller Group maintain with B. Riley & Co., LLC, a wholly-owned subsidiary of the Company and a registered broker-dealer. The terms and conditions of such account agreements with the Company are consistent with the standard terms and conditions of the Company’s customer account agreements. No funds of Miller Group or its constituent members are held in custody by the Company or B. Riley & Co., LLC under the customer agreements or any other arrangement. From time to time, the Company, acting through B. Riley & Co., LLC, has provided (and may in the future provide) brokerage and investment banking services for companies in which Miller Group or its constituent members are investors or related parties, with such services provided on similar terms and conditions to those provided to other customers of the Company.

Conclusion

Miller Group does not have any indicia of control of the Company. It acquired its shares in the open market or pursuant to the Securities Purchase Agreement. Miller Group has no agreements with the Company regarding its equity interest in the Company. The only agreements between the Company and the constituent members of Miller Group are standard, non-discretionary brokerage account agreements, and the terms and conditions of such agreements are consistent with the Company’s standard terms and conditions of the Company’s brokerage account agreements with other customers.

* * * * * * *

[1] As previously indicated, Miller Group is comprised of Lloyd I. Miller, III, who has the power to vote or dispose of the shares of Common Stock held by MILFAM II LP, Lloyd I. Miller, III, Lloyd I. Miller Trust A-4, Marli B. Miller Managed Custody and Susan F. Miller.

[2] See the Company’s Form 8-K filed with the Commission on May 19, 2014.

2

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. Please direct any comments or inquiries regarding the foregoing to me at (818) 746-9194 or pahn@greatamerican.com or to Scott Stanton at (858) 720-5141 or SStanton@mofo.com.

Very truly yours,

/s/ Phillip Ahn

Name: Phillip Ahn

Title: Chief Financial Officer and Chief Operating Officer

cc:	Alan Forman, General Counsel

Scott M. Stanton, Esq., Morrison & Foerster LLP

3